Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Phillips 66 Co. (PSX)
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Phillips 66 Co. (PSX)

Vote Yes: Proposal 4 - Shareholder Proposal

Seeking Report on Impact of Reduced Plastic Demand

Annual Meeting: May 15, 2024

CONTACT: Genevieve Abedon | gabedon@asyousow.org

THE RESOLUTION

RESOLVED: Shareholders request that Philips 66 issue a report, at reasonable cost and omitting proprietary information, addressing whether and how a significant reduction in virgin plastic demand, as set forth in Breaking the Plastic Wave’s System Change Scenario, would affect the Company’s financial position and the assumptions underlying its financial statements.

Supporting Statement: Proponents recommend that, at Board discretion, the report include:

•	Quantification of the Company’s polymer production for single-use plastic (SUP) markets;
•	A summary of the Company’s existing and planned investments that may be materially impacted by the SCS;
•	Disclosure of key metrics for chemical recycling processes including inputs, outputs/yield, energy use, carbon and waste emissions, and measures taken to ensure safe operations.

SUMMARY

Plastic, with a lifecycle social cost at least ten times its market price, threatens the world’s oceans, wildlife, and public health.1 Concern about the growing scale and impact of global plastic pollution has elevated the issue to crisis levels.2 Of particular concern are single-use plastics, which make up the bulk of the 24-34 million metric tons of plastic ending up in waterways annually.3 Without drastic action, this amount could triple by 2040.4

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1 https://wwfint.awsassets.panda.org/downloads/wwf_pctsee_report_english.pdf, p.15

2 https://www.unep.org/resources/pollution-solution-global-assessment-marine-litter-and-plastic-pollution

3 https://www.eurekalert.org/news-releases/871061

4 https://www.nationalgeographic.com/science/article/plastic-trash-in-seas-will-nearly-triple-by-2040-if-nothing-done

2024 Proxy Memo Phillips 66 | Shareholder Proposal Seeking Report on Impact of Reduced Plastic Demand

A significant reduction in virgin plastic demand is critical to curbing the flow of plastic waste.5 The leading peer-reviewed plan for plastic pollution reduction is the widely respected Breaking the Plastic Wave report, published by Pew Charitable Trusts (“the Pew report,”) which identifies solutions that could cut the annual flow of plastic pollution into oceans by 80% by 2040 under its System Change Scenario (SCS). A key component will require a significant (30%) absolute reduction in use of virgin SUP.6

Chevron Phillips Chemical, co-owned by Phillips 66 (hereafter Phillips 66), has been cited as the 16th largest producer of resins bound for single-use plastics (SUPs), resulting in an estimated 4.6 million tons of SUP resins and 1.8 million tons of plastic waste annually.7 Shareholders ask Phillips 66 to follow through on its stated ambition to combat plastic pollution by assessing how the projected 30% reduction in plastics demand necessary to cut plastic pollution 80% by 2040 will impact the Company’s business.

Nearly a decade after plastic pollution in oceans was recognized as a global crisis, the petrochemical industry has failed to propose a plan to help ensure reduced ocean pollution by a specific amount. The Pew study is the only comprehensive peer-reviewed study to provide such a plan and provide scientific backup. That is why proponents ask the Company to use the Pew report as the basis for analyzing the impact of reduced demand on the Company. Phillips 66 maintains it has addressed the proposal by publishing a summary of a long-term demand outlook study. Proponents strongly disagree; our proposal seeks analysis of a plan to cut plastic pollution by a specific amount – 80%. The Company did something fundamentally different -- an analysis of future demand with no specific reduction goal. That is why proponents have pursued this proposal.

The Pew report’s projected one-third demand reduction and its call for immediate reductions in new investments in virgin production, are at odds with Phillips 66’s recent investments. The Company’s rapid expansion of facilities producing polyethylene, a top polymer used to make single-use plastic, increasingly conflicts with both countries and consumer brands that are beginning to drive reductions in virgin plastic use and call for reduced plastic production.8 It also conflicts with multiple analyst projections that the polyethylene market currently is and will be oversupplied for many years, and thus risks creation of overbuild and stranded assets.9 Together, these could have significant implications for the Company.

Finally, the Company uses chemical recycling technologies including pyrolysis made from waste plastic for new plastics feedstock. This process has been cited as inefficient, greenhouse gas-intensive, and responsible for releasing toxic byproducts which can increase financial and reputational risk to Phillips 66. The proposal seeks disclosure of the impact of these operations. 10

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5 https://www.theguardian.com/environment/2021/jul/01/call-for-global-treaty-to-end-production-of-virgin-plastic-by-2040

6 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

7 https://cdn.minderoo.org/content/uploads/2023/02/04205527/Plastic-Waste-Makers-Index-2023.pdf

8 https://www.pbs.org/newshour/science/bold-single-use-plastic-ban-kicks-europes-plastic-purge-into-high-gear ; https://www.unep.org/resources/report/legal-limits-single-use-plastics-and-microplastics ; https://www.unilever.com/news/press-releases/2019/unilever-announces-ambitious-new-commitments-for-a-waste-free-world.html

9 https://www.icis.com/asian-chemical-connections/2023/08/global-pe-capacity-may-have-to-be-23m-tonnes-year-lower-in-2023-2030-to-end-the-downturn/

10 https://eandt.theiet.org/content/articles/2022/11/is-chemical-recycling-greenwashing

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2024 Proxy Memo Phillips 66 | Shareholder Proposal Seeking Report on Impact of Reduced Plastic Demand

RATIONALE FOR A YES VOTE

1.	Phillips 66 is exposed to economic risks including potential reduced demand, as the world transitions away from virgin and single-use plastics to combat plastic pollution.

2.	Phillips 66 has not provided adequate information to investors on the impact of potential plastic demand reductions.

3.	Phillips 66 continues to expand its production of virgin plastics despite both the likelihood of single-use plastic demand reduction and recent analyst projections of global polyethylene overcapacity.

4.	Phillips 66 has not disclosed the safety and efficacy of the recycling technologies it uses to produce new plastics feedstocks from plastic waste.

DISCUSSION

1.	Phillips 66 is exposed to economic risks, including potential reduced demand, as the world transitions away from virgin and single-use plastics to combat plastic pollution.

A drastic absolute reduction in SUP and virgin plastic use is critical to addressing the global plastic pollution crisis. Global community leaders have declared that the current rate of expansion of virgin plastic production is unsustainable, recycling improvements alone are inadequate, and absolute demand reductions are critical. These conclusions are reflected in recent reports by the United Nations Environment Program (UNEP), the Organization for Economic Co-operation and Development (OECD), and the US National Academies of Science, Engineering, and Medicine (NAS), and built into the System Change Scenario of Pew’s Breaking the Plastic Wave.11

According to UNEP, a reduction in avoidable, unnecessary, and problematic plastic is crucial to addressing the global plastic pollution crisis. The OECD has called for restraints on demand, and the NAS suggests a national cap on virgin plastic production. While the petrochemical industry has no specific plans to reduce plastic production or pollution by a specific amount, countries and consumer brands are beginning to drive reductions in virgin plastic use and call for reduced plastic production.12

Governments around the world have passed policies taxing corporations for single-use packaging, and have the potential to significantly impact demand for the Company’s products, including new laws in the U.S. in the states of Maine, Oregon, and Colorado. California passed the first U.S. law mandating specific cuts in the use of plastic packaging: 25% over ten years.13 The European Union has banned 10 single-use plastic products commonly found in ocean cleanups14 and imposed a tax on non-recycled plastic packaging waste.15 The UN Environment Assembly approved a process for creating the first legally binding global plastics treaty by 2024.16

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11 https://www.unep.org/news-and-stories/press-release/comprehensive-assessment-marine-litter-and-plastic-pollution; https://www.oecd.org/newsroom/plastic-pollution-is-growing-relentlessly-as-waste-management-and-recycling-fall-short.htm; https://www.washingtonpost.com/climate-environment/2021/12/01/plastic-waste-ocean-us/

12 https://www.weforum.org/agenda/2020/10/canada-bans-single-use-plastics/; https://www.pbs.org/newshour/science/bold-single-use-plastic-ban-kicks-europes-plastic-purge-into-high-gear

13 https://oceanconservancy.org/wp-content/uploads/2023/01/22.09.26-OC-SB54-OnePager.pdf

14 https://eur-lex.europa.eu/legal-content/EN/LSU/?uri=CELEX:32019L0904

15 https://commission.europa.eu/strategy-and-policy/eu-budget/long-term-eu-budget/2021-2027/revenue/own-resources/plastics-own-resource_en

16 https://www.nytimes.com/2022/03/02/climate/global-plastics-recycling-treaty.html

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2024 Proxy Memo Phillips 66 | Shareholder Proposal Seeking Report on Impact of Reduced Plastic Demand

Notable consumer brands, among the largest users of SUPs, are reducing their use of virgin plastic and calling for cuts in plastic production which could impact demand for Phillip 66’s plastic products. Coca-Cola Co, Nestle, Mars, PepsiCo, Unilever, and Walmart are members of The Business Coalition for a Global Plastics Treaty. This coalition has stated that the top priority of a global plastics treaty should be “reduction of plastic production and use . . . focusing on virgin fossil fuel-based plastic."17 This coalition also includes investors with $5.5 trillion in assets under management (AUM): ASN Bank, BNP Paribas Asset Management, Fidelity International, and Robeco. The actions of this coalition alone provide impetus for Phillips 66 to further assess its dependence on virgin and single-use plastics. Taken together, these governmental and corporate actions could have significant implications for Phillips 66 as one of the world’s largest producer of SUP resins.

A recent study funded by the plastics industry (Plastics Europe) shows that the plastics industry and companies within it, including Phillips 66, can feasibly respond to changes in demand. It states that “it is technically feasible and environmentally beneficial to reduce 38% (7.2 million tons) of projected plastic packaging demand by 2050 through elimination actions and development of reuse models without compromising on functionality.”18

Given these developments, and in response to economic risk stemming from changes in demand and feasible industry responses, shareholders expect major polymer producers like Phillips 66 to begin positioning their businesses for a world in which single-use plastic demand is declining, and disclose the potential risks and impacts to Phillips 66 petrochemical investments, with specific consideration of the most comprehensive existing reduced demand scenario -- the Pew Scenario.

2.	Phillips 66 has not provided adequate information to investors on the impact of potential plastic demand reductions.

Phillips 66 has not provided an analysis of how a significant reduction in virgin plastic demand, as set forth in Breaking the Plastic Wave’s System Change Scenario, would affect the Company’s financial position. The Company maintains that it undertook a form of scenario analysis, but the analysis was fundamentally different from what the Proponent requests.

In a similar proposal filed last year, proponents requested an analysis of how a specific 30% reduction in virgin plastic demand, deemed an essential element to achieve an 80% reduction in ocean plastic pollution as set forth in the System Change Scenario, would affect the Company’s financial position. 19 The Pew study used a first-of-its-kind economic model to quantify the flow and amount of plastic in the global system and estimate reduction in ocean plastic pollution under several scenarios.

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17 https://www.plasticsnews.com/public-policy/plastics-treaty-talks-open-push-restrain-virgin-resins

18 https://plasticseurope.org/reshaping-plastics/

19 http://www.asyousow.org/resolutions/2022/11/30-phillips-66-petrochemical-risk

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2024 Proxy Memo Phillips 66 | Shareholder Proposal Seeking Report on Impact of Reduced Plastic Demand

The Company ignored the Proposal’s request to test the impact of the 30% reduction scenario and instead provided an opaque long-term demand forecast in its 2021 Sustainability Report.20 The Pew process is goal-oriented, projecting cuts in plastic demand needed to achieve an 80% drop in plastic waste. The Company’s analysis of future demand does provide any information to investors about the impact of a projected 30% drop in demand on Phillips 66’s operations.

Instead of addressing the 30% scenario, Phillips 66 offered the red herring of a demand outlook stating that a 30% drop in demand is not likely based upon a vague set of projected plastics and recycling related policy changes. The analysis provided by Phillips 66 further did not peg its projected changes to a level of reduced plastic pollution - the focus of the Pew study. We could provide a detailed review of other problems with the Phillips 66 analysis, but that would imply that the two efforts are comparable; they are not. The Pew study is an apple; the Phillips 66 analysis is an orange.

Finally, the Company’s analysis of continued growing future demand has been challenged during the past year by analyst projections of current and ongoing long-term reduction in demand growth and global oversupply of polyethylene as discussed in Section 3 below. Thus, the Company’s actions to date have not been responsive to our proposal.

3.	Phillips 66 continues to expand its production of virgin plastics despite both the likelihood of single-use plastic demand reduction and recent analyst projections of global polyethylene overcapacity.

Phillips 66 has set a circular polymer target of 1 billion pounds (roughly 450,000 metric tons) by 2030. This goal is dwarfed by the nearly 1.6 million metric tons of additional virgin plastic capacity it is estimated to begin adding from its recently approved, multi-billion dollar Golden Triangle Polymers and Ras Laffan petrochemical projects.21 These two “world-scale” plastic growth projects are estimated to increase the Company’s virgin plastic production capacity by roughly 35% – an expansion more than three times greater than its 2030 circular polymer target.22

Additionally, Phillips 66 is investing heavily in expanding polyethylene capacity at a time of significant global polyethylene overcapacity. According to the Institute for Energy Economics and Financial Analysis (IEEFA,) Phillips 66 has announced $14.5 billion in investments that expand ethylene and polyethylene capacity in the U.S. and Middle East.23 The sobering, long-term outlook for polyethylene was summarized by ICIS (Independent Commodity Intelligence Services) in an August 2023 analysis stating that average annual capacity exceeding demand was 10m tonnes in 2000-2022 (resulting in an 86% average operating rate,) and average annual capacity exceeding demand is forecast to be 26m tonnes in 2023-2030 (resulting in an 80% operating rate.)24 Much of the drop in demand growth can be attributed to a major economic slowdown in China, which is dealing with massive debt and bankruptcy of the Evergrande property developer. As recently as three years ago, consensus views were that China’s chemicals and polymers demand would grow at 6-8% per year over the long term. But we see China’s polyethylene demand growth falling to 3.3% in 2023-2030 versus 8.7% in 2000-2022, according to the ICIS analysis. This evidence contrasts sharply with the Company’s analysis cited above that indicated continued steady growth in demand. Released in May 2020, that analysis appears to be outdated particularly due to the events cited by ICIS and others.

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20 https://www.cpchem.com/sites/default/files/2023-07/2021%20Sustainability%20Report%20-%20Final_0.pdf

21 https://www.spglobal.com/commodityinsights/en/market-insights/latest-news/petrochemicals/010823-qatar-moves-ahead-with-6-billion-ras-laffan-petrochemicals-project; https://www.cpchem.com/media-events/news/news-release/chevron-phillips-chemical-and-qatarenergy-construct-integrated

22 https://s22.q4cdn.com/128149789/files/doc_presentations/2022/02/07/Investor-Update-February-2022-vF.pdf#page=22; https://www.minderoo.org/plastic-waste-makers-index/

23 https://ieefa.org/sites/default/files/2024-01/Petrochemicals%20Losing%20Financial%20Appeal_January%202024.pdf

24 https://www.icis.com/asian-chemical-connections/2023/08/global-pe-capacity-may-have-to-be-23m-tonnes-year-lower-in-2023-2030-to-end-the-downturn/

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2024 Proxy Memo Phillips 66 | Shareholder Proposal Seeking Report on Impact of Reduced Plastic Demand

According to a lead chemicals researcher at S&P, ethylene use rates -- the amount converted into new materials like plastic -- have fallen to their lowest level in four decades because of “a gross overbuild” of production capacity.25 Chemical & Engineering News reports that “every major commodity chemical market, with a few exceptions, like chlorine, is now entering a period of severe overcapacity that will make it difficult to eke out profits.”26 This puts Phillips 66 at high risk of possible overbuild and stranded assets, a major concern for shareholders.

4.	Phillips 66 has not disclosed the safety and efficacy of the recycling technologies it uses to produce new plastics feedstocks from plastic waste.

Phillips 66 touts ‘chemical’ or ‘advanced recycling’ as the solution to the plastic pollution problem, recognizing limitations in mechanical recycling. The most developed forms of chemical recycling are pyrolysis and gasification, which convert plastic waste into liquid or gaseous hydrocarbon products that can be converted back into plastics or fuels.

The Company lacks disclosure on the safety and efficacy of the advanced recycling technologies it uses to produce recycled resins. Advanced recycling has several concerning impacts that must be addressed before investors can be assured the process will meet the global demand for reduced plastic pollution. As petrochemical companies begin to commit to using recycled plastics, it is important to understand if the proposed processing technologies are cost-effective, process and energy efficient, and environmentally sound.

Phillips 66’s recycled polymer Marlex® Anew™ Circular Polyethylene is made using a pyrolysis-based recycling process. There are numerous concerns about pyrolysis, including high energy use, toxic residues, and low processing efficiency. A recent study published by the US Department of Energy (DOE) found that the two most common technologies (pyrolysis and gasification) both have very low plastic material yields: only 0.1% – 5.7% of the plastic material was recovered after pyrolysis.27 Low yields suggest that pyrolysis may not be an efficient or cost-effective recycling process to use as scale. Pyrolysis oil, a product of pyrolysis, often needs further refining to remove impurities before it can be converted into plastic products, requiring more cost and effort. Investors are concerned that a large majority of input materials and energy may be consumed in the process of converting plastic waste into much smaller outputs of hydrocarbons and potential plastic product.

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25 https://www.ft.com/content/6b3f4405-a994-4fb1-b667-1f49c5357db8

26 https://cen.acs.org/business/petrochemicals/Fallow-days-loom-petrochemical-firms/101/i36#:~:text=It%20will%20take%202%E2%80%933,several%20years%2C%E2%80%9D%20he%20said.

27 https://doi.org/10.1021/acssuschemeng.2c05497

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2024 Proxy Memo Phillips 66 | Shareholder Proposal Seeking Report on Impact of Reduced Plastic Demand

Pyrolysis can also generate ash containing halogens and heavy metals that need to be properly managed. There are significant environmental justice concerns regarding hazardous waste, air pollutants, and greenhouse gas emissions from chemical recycling facilities, which are often sited in low-income communities, communities of color, or other marginalized communities. According to a nationwide poll released in 2023, 76% of American voters, the vast majority, are concerned about the disproportionate impact on neighborhoods near “chemical recycling” plants, and 79% of voters are concerned about the serious health risks associated with toxic chemical emissions from “chemical recycling” plants. Over 70% of voters are concerned about the negative impacts of “chemical recycling,” 73% are concerned about how “chemical recycling” of plastic contributes to climate change, and 73% are concerned that it often requires more energy and emits more pollution than conventional recycling.28 These could all pose reputational risk.

These widespread concerns highlight the impetus for disclosure to ensure safe and responsible operations and to protect nearby residents from harmful plant emissions to air, water, and land. To the extent that Phillips 66 relies on advanced recycling to address global concerns about plastic pollution, it should also disclose the type of technology, inputs, outputs, energy use, carbon emissions, hazardous waste generation, and importantly, processing efficiency (i.e. yield of usable material versus loss), so investors can be assured that the Company’s investments in these technologies are economically viable rather than economic risks.

Aside from these issues, there is concern that chemical recycling will scale too slowly to have a substantial impact. A National Academy of Sciences study concluded that chemical recycling technologies are “unproven to handle the current plastic waste stream and existing high-production plastics.”29 A survey of more than 60 technology providers found that it took 17 years, on average, for them to reach growth scale.30 The Pew report states that plastic-to-plastic chemical recycling at scale is likely to begin only after 2030 and can handle only 6% of plastic waste by 2040. A September 2023 report by the Nordic Council of Ministers models the impact of 15 potential global policy interventions on plastic pollution through 2040.31 The report concludes that, at best, chemical recycling will only recycle 15.4 million tons of plastic waste in 2040 — a mere 3% of all plastic waste generated, casting doubt on the relevance and utility of chemical recycling to the management of plastic waste into the future.32

RESPONSE TO PHILLIP 66’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Company argues that this proposal is substantially addressed by a circularity analysis and global polyethylene outlook, provided in response to last year’s proposal, that concluded that even with increased regulation, polyethylene demand, production, and revenue would generally continue to grow.33 As noted above, this approach answered a question we did not ask and so is not responsive to our proposal. We asked the Company to analyze a plan to cut plastic pollution by a specific amount – 80%. Instead, the Company provided an outdated and irrelevant conclusion regarding future demand with no specific reduction goal. Thus, proponents have pursued the proposal.

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28 https://usa.oceana.org/americans-are-concerned-about-chemical-recycling/

29 https://nap.nationalacademies.org/catalog/26132/reckoning-with-the-us-role-in-global-ocean-plastic-waste, p. 71

30 https://www.closedlooppartners.com/tag/chemical-recycling/

31 https://www.norden.org/en/publication/towards-ending-plastic-pollution

32 https://static1.squarespace.com/static/5eda91260bbb7e7a4bf528d8/t/655791f76ad9bb07d10e1290/1700237880522/10-30-23_Chemical-Recycling-Report_web.pdf

33 https://www.cpchem.com/sites/default/files/2023-07/2021%20Sustainability%20Report%20-%20Final_0.pdf

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2024 Proxy Memo Phillips 66 | Shareholder Proposal Seeking Report on Impact of Reduced Plastic Demand

The Company says it believes the scenario requested by the proponent is not relevant to Phillips 66’s business and “will not produce decision-useful information because it implies certainty about the future of the plastics market that we believe is unlikely.”34 We discuss above that such cuts are increasingly likely and already being called for by governments, by multi-lateral agencies like UNEP and the OECD, and, importantly, by the downstream customers of the Company’s products – global brands like Coca-Cola, Unilever, and Walmart. Given the world’s intense focus on meeting strong reduction goals like those proposed by Pew, we believe this would provide important information to investors.

The Company says its analysis demonstrates that its assets show long-term resilience under multiple market conditions. The studies upon which the analysis was based were released in 2020.35 Since that time, as discussed above, growth in demand for polyethylene has declined significantly and capacity will exceed demand annually by a projected 26 million tons between 2023 and 2030. In addition to not being relevant to our request, the Company’s cited data appears outdated.

CONCLUSION

In conclusion, Phillips 66 is exposed to economic risk as governments and consumer brands transition away from single-use plastics. The Company has not yet done a scenario analysis of the impact of demand reductions associated with an 80% reduction of ocean plastic pollution by 2040. The Company provided an analysis based on outdated studies with no specified reduction goal.

A Company analysis of the Pew report’s System Change Scenario, discussing how the 30% reduction in virgin plastic demand would affect Phillips 66’s financial position would provide shareholders with a better understanding of demand-related risk and mitigation actions. Further, risks and opportunities associated with the Company’s investments in advanced recycling technologies to process plastic waste, which can pose efficiency, emissions, and safety concerns, need to be disclosed to avoid reputational risk, and assure investors they are economically viable rather than economic risks.

We recommend a “Yes” vote on Proposal #4.

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For questions, please contact: Genevieve Abedon, As You Sow, gabedon@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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34 https://d18rn0p25nwr6d.cloudfront.net/CIK-0001534701/79baafda-0d14-4d2e-a97b-4961e34a2732.pdf

35 https://www.cpchem.com/sites/default/files/2023-07/2021%20Sustainability%20Report%20-%20Final_0.pdf

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